Exhibit 99.2
ASML Convenes Extraordinary General Meeting of Shareholders in Relation to Plans for Optimization of Capital Structure
VELDHOVEN, the Netherlands, June 14, 2007 – The Board of Management of ASML Holding NV (ASML) today convened an Extraordinary General Meeting of Shareholders (EGM), to be held in Veldhoven on July 17, 2007.
Further to announcements on May 31 on plans to optimize the capital structure of the company, the EGM will be asked to approve amendments to the Articles of Association in connection with the repayment of capital to shareholders combined with a reverse stock split.
Another item on the agenda is the nomination for appointment of Mr. Rolf Deusinger as a member of ASML’s Supervisory Board. The nomination is based on the strengthened recommendation right that ASML’s Works Council has in relation to this nomination and will fill the vacancy due to Mr. Grassmann’s retirement in 2006.
Mr. Deusinger, a German national, is the Executive Vice-President Human Resources at ICI Plc. in London. Previously, Mr. Deusinger held several international Human Resources management positions throughout Europe. According to ASML’s Supervisory Board this makes Mr. Deusinger a very qualified candidate for this particular position.
The entire agenda for the EGM, the explanation to the agenda, the proposals to amend the Articles of Association as well as the information regarding Mr. Deusinger are available via www.asml.com and at the addresses mentioned in the official convocation that has been sent out today.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
ASML
Angelique Paulussen
Vice President Communications
corpcom@asml.com
tel: +31.40.268.6572
fax: +31.40.268.3655 ASML
Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005
fax: +1.480.383.3978 ASML
Franki D’Hoore
Director European Investor Relations
franki.dhoore@asml.com
tel: +31.40.268.6494
fax: +31.40.268.3655

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